Exhibit 99.3

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated February 18, 2014 (the “Prospectus”) to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the Prospectus constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

These securities have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and, except as described under “Plan of Distribution”, may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act). This prospectus supplement, together with the Prospectus, does not constitute an offer to sell or a solicitation of an offer to buy any of the securities within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus dated February 18, 2014

New Issue	September 8, 2014

ALGONQUIN POWER & UTILITIES CORP.

$150,054,000

16,860,000 Common Shares

Algonquin Power & Utilities Corp. (the “Corporation” or “Algonquin”) is hereby qualifying the distribution (the “Offering”) of 16,860,000 common shares (the “Common Shares”) at a price of $8.90 per Common Share (the “Offering Price”). The terms and offering price of the Common Shares were determined by negotiation between Algonquin and CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Merrill Lynch Canada Inc., Desjardins Securities Inc., Canaccord Genuity Corp. and Cormark Securities Inc. (collectively, the “Underwriters”). See “Plan of Distribution”.

CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Scotia Capital Inc., Merrill Lynch Canada Inc. and Desjardins Securities Inc. are wholly-owned indirect subsidiaries of Canadian chartered banks which have provided credit facilities to the Corporation and a subsidiary entity of the Corporation. Consequently, the Corporation may be considered a connected issuer to each of the foregoing Underwriters for purposes of applicable Canadian securities laws. See “Relationship Between the Corporation and Certain Underwriters”.

The Toronto Stock Exchange (the “TSX”) has conditionally approved the listing of the Common Shares to be issued under the Offering. Listing will be subject to the Corporation fulfilling all of the requirements of the TSX on or before December 5, 2014.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued and sold by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement and referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Corporation by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Bennett Jones LLP.

	Price to the Public	Underwriters’ Fee	Net Proceeds to the Corporation (1)
Per Common Share	$8.90	$0.356	$8.544
Total(2) (3)	$150,054,000	$6,002,160	$144,051,840

(1)	Before deducting expenses of the Offering, estimated to be approximately $0.7 million, which will be paid by the Corporation out of its general funds. The Underwriters’ fee will be paid by the Corporation out of the proceeds of the Offering.

(2)	Algonquin has granted to the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part for a period of 30 days from closing of the Offering, to purchase up to an additional 15% of the number of Common Shares issued under the Offering at a price of $8.90 per share on the same terms and conditions as the offering of the Common Shares.

(3)	If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Corporation” (before deducting expenses of the Offering) will be $172,562,100, $6,902,484 and $165,659,616, respectively. This prospectus supplement also qualifies for distribution the grant of the Over-Allotment Option and the issuance of the Common Shares pursuant to the exercise of the Over-Allotment Option. See “Plan of Distribution”.

Number of Securities
Underwriter’s Position	Available	Exercise Period	Exercise Price
Over-Allotment Option	2,529,000 Common Shares	Up to 30 days from the closing of the Offering	$8.90 per Common Share

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Common Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Common Shares by this prospectus supplement at such price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. Any such reduction in the offering price shall not affect the purchase price to be paid to the Corporation. See “Plan of Distribution”.

A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The outstanding Common Shares are listed on the TSX under the trading symbol “AQN”. The closing price of the Common Shares on the TSX on September 3, 2014, the day before the Offering was announced, was $9.06 per Common Share.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about September 16, 2014 or such later date as the Corporation and the Underwriters may agree (the “Closing Date”). The Common Shares will be represented by one or more certificates in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee under the book-based system administered by CDS. No certificates evidencing the Common Shares will be issued to subscribers except in certain limited circumstances, and registration will be made in the depository services of CDS. Subscribers for the Common Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS Participant and from or through whom a beneficial interest in the Common Shares is purchased.

Investing in the Common Shares involves risks that should be considered by prospective purchasers, certain of which are described in the “Risk Factors” section of and elsewhere in this prospectus supplement including in the documents incorporated by reference.

Masheed Saidi, a director of the Corporation, resides outside of Canada. Ms. Saidi has appointed the Corporation as her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process in Canada”.

The registered and head office of the Corporation is located at 2845 Bristol Circle, Oakville, Ontario, L6H 7H7.

ii

iii

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND

THE ACCOMPANYING PROSPECTUS

This document consists of two parts. The first part is this prospectus supplement, which describes certain terms of the securities the Corporation is offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Common Shares offered hereunder. Defined terms or abbreviations used in this prospectus supplement that are not defined herein have the meanings ascribed thereto in the Prospectus.

Investors should rely only on the information contained in this prospectus supplement or incorporated by reference into the Prospectus. The Corporation has not, and the Underwriters have not, authorized anyone to provide investors with different or additional information. The Corporation is not, and the Underwriters are not, making an offer to sell the Common Shares in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information appearing in this prospectus supplement, the Prospectus or any documents incorporated by reference into the Prospectus, is accurate as of any date other than the date on the front of those documents, as the Corporation’s business, operating results, financial condition and prospects may have changed since that date.

In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

Unless the context otherwise requires, all references in this prospectus supplement to “the Corporation” refer to Algonquin Power & Utilities Corp., the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The Corporation is an “SEC issuer” as such term is defined in National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards. Effective January 1, 2011, the Corporation changed the basis of its accounting from Canadian generally accepted accounting principles (“Canadian GAAP”) to generally accepted accounting principles in the United States (“U.S. GAAP”) and follows disclosures required per Regulation S-X Rule 10-10, Interim Financial Statements provided by the U.S. Securities and Exchange Commission Guidance. The Corporation’s interim and annual consolidated financial statements incorporated by reference in the Prospectus have been prepared in accordance with U.S. GAAP. Therefore, the consolidated financial statements incorporated by reference into this prospectus supplement may not be comparable to financial statements prepared in accordance with Canadian GAAP.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the Prospectus and certain documents incorporated by reference into the Prospectus, contain forward-looking statements within the meaning of applicable securities laws, including, among others, statements relating to the Corporation’s objectives and strategies to achieve those objectives, the Corporation’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by words such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect the Corporation’s beliefs at the time such statements are made and are based on information available to management at the time such statements are made. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements are not guarantees of future performance and are based on the Corporation’s estimates and assumptions that are subject to risks and uncertainties, including those described under “Risk Factors” below and those discussed in the Corporation’s materials filed with the Canadian securities regulatory authorities from time to time, which could cause the actual results and performance of the Corporation to differ materially from the forward-looking statements contained in this prospectus supplement, the Prospectus and the documents incorporated by reference into the Prospectus. These risks and uncertainties include, among other things, risks related to: the price of the Common Shares; availability of cash for distributions; liquidity; credit risk; interest rate, exchange rate and other debt related risks; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; the state of the Canadian and the U.S. economies and accompanying business climate; tax risk; ability to access capital markets; dilution; government regulation; shareholder liability; potential conflicts of interest; redemption rights; statutory remedies; and the tax position and consequences unique to each security holder. Material factors or assumptions that were applied in drawing a conclusion or making an estimate set out in the forward-looking statements include that the general economy remains stable and equity and debt markets continue to provide access to capital. The Corporation cautions that this list of factors is not exhaustive. Although the forward-looking statements contained in this prospectus supplement, the Prospectus and the documents incorporated by reference into the Prospectus, are based upon what the Corporation believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements in this prospectus supplement, the Prospectus and the documents incorporated by reference into the Prospectus, are qualified by these cautionary statements. The forward-looking statements are made only as of the date that such statements are made and the Corporation, except as required by applicable law, assumes no obligation to update or revise them to reflect new information or the occurrence of future events or circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering of the Common Shares. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full particulars. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

See “Documents Incorporated by Reference” in the Prospectus. As of the date hereof, the following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of the Prospectus:

(a)	the amended annual information form of the Corporation dated March 28, 2014 for the year ended December 31, 2013, filed on SEDAR on April 8, 2014 (the “AIF”);

(b)	the amended consolidated financial statements of the Corporation as at and for the years ended December 31, 2013 and 2012 together with the notes thereto and the auditors’ reports thereon;

(c)	management’s discussion and analysis of the Corporation for the year ended December 31, 2013 (“2013 MD&A”);

(d)	the unaudited interim consolidated financial statements of the Corporation as at and for the six months ended June 30, 2014, together with the notes thereto;

(e)	management’s discussion and analysis of the Corporation for the six months ended June 30, 2014;

(f)	the management information circular of the Corporation filed on SEDAR on May 23, 2014 in respect of an annual meeting of shareholders of the Corporation held on June 18, 2014; and

(g)	the template version (as such term is defined in National Instrument 41-101—General Prospectus Requirements (“NI 41-101”)) of the marketing materials for the Offering dated September 4, 2014.

The template version of the marketing materials (as such term is defined in NI 41-101) is not part of this prospectus supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this prospectus supplement. In addition, any template version of any other marketing materials filed with the securities commission or similar authority in each of the provinces of Canada in connection with this Offering after the date hereof but prior to the termination of the distribution of the securities under this prospectus supplement is deemed to be incorporated by reference herein.

Any statement contained in the Prospectus, in this prospectus supplement or in any other document (or part thereof) incorporated or deemed to be incorporated by reference into the Prospectus shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in the Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the Prospectus.

BUSINESS OF THE CORPORATION

The Corporation is engaged in the ownership and operation of regulated and non-regulated utility businesses in North America. The Corporation’s operations are aligned into two major business units: Algonquin Power Co. undertakes the non-regulated utility business which involves the generation and sale of electrical energy within the independent power generation industry in North America and Liberty Utilities (Canada) Corp. undertakes the regulated utility business which involves the provision of rate regulated natural gas, electricity and water distribution services and wastewater treatment services in the United States.

See the section entitled “Description of the Business” in the AIF for a description of the Corporation’s business.

RECENT DEVELOPMENTS

Acquisition of Odell Project

On September 4, 2014, Algonquin announced that, through a wholly owned subsidiary, it entered into an agreement to acquire 100% of Odell Wind Farm LLC (“Odell”), which owns a 200 MW construction-stage wind development project (“Odell Project”) in the state of Minnesota (the “Odell Acquisition”). The closing of the acquisition is anticipated to occur on or about October 31, 2014, subject to certain closing conditions. Prior to closing, Algonquin may reimburse or fund certain development costs and obligations of the Odell Project which, if the closing does not occur, will constitute a loan to Odell repayable if and when construction of the Odell Project is commenced by the seller or a third party.

The Odell Project is located in Cottonwood, Jackson, Martin, and Watonwan counties in Minnesota and is being constructed on approximately 23,000 acres of leased land. The project will utilize 100 Vestas V110-2.0 wind turbines and is scheduled to be commissioned in the fourth quarter of 2015. Pursuant to a 20-year power purchase agreement, all energy, capacity and renewable energy credits from the Odell Project will be sold to Northern States Power Company, a subsidiary of Xcel Energy Inc., a diversified utility operating in the midwest U.S The total construction costs of the Odell Project are estimated to be U.S. $313.5 million. It is anticipated that the Odell Project will qualify for U.S. federal production tax credits as it has satisfied the 5% beginning of construction investment safe-harbor under Internal Revenue Service guidance. It is expected that a portion of the capital costs will be financed through tax equity investors. The balance of the permanent financing will be arranged through a private placement of subscription receipts to Emera Inc. (described below) and long term debt.

Private Placement of Subscription Receipts to Emera Inc.

On September 4, 2014, Algonquin and Emera Inc. (“Emera”) entered into a subscription agreement pursuant to which Emera agreed to subscribe for an aggregate of 7,865,170 subscription receipts (“Subscription Receipts”) of Algonquin at a price of $8.90 per Subscription Receipt, for an aggregate subscription price of $70,000,013. The proceeds of the Subscription Receipt private placement are intended to be used to partially finance the Odell Acquisition (described above).

The closing of the Subscription Receipt private placement is conditional upon the closing of the Offering and is expected to occur shortly after the closing of the Offering. At any time after the closing of the Odell Acquisition, Emera may elect to convert the Subscription Receipts for no additional consideration on a one-for-one basis into Shares, subject to Emera (i) not holding, at any time after conversion of Subscription Receipts, more than 25% of the outstanding Common Shares of Algonquin and (ii) having received all necessary regulatory approvals for acquiring additional Common Shares of Algonquin. In the event that Emera has not elected to convert the Subscription Receipts by the second anniversary of the closing of the Odell Acquisition, they will automatically convert into Common Shares.

In the event that (i) the Offering does not close or (ii) the acquisition of the Odell Project is terminated, the subscription agreement with Emera will be terminated. In that event, the Subscription Receipts will be returned to Algonquin for cancellation and the aggregate subscription price for the Subscription Receipts will be repaid to Emera.

In the event that Emera does not receive regulatory approvals to acquire additional Common Shares in Algonquin (i.e. to convert the Subscription Receipts into Common Shares), Emera may, subject to compliance with applicable laws and certain other conditions, transfer the Subscription Receipts to a third party.

In the event that the Underwriters exercise the Over-Allotment Option, a second tranche of Subscription Receipts will be issued to Emera at the same price per Subscription Receipt as the initial Subscription Receipts. The number of Subscription Receipts issued in the second tranche would be equal to the one-third of the number of Common Shares issued under the Over-Allotment Option.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering will be $144,051,840 after deducting the Underwriters’ fee of $6,002,160 but before deducting expenses of the Offering (and assuming that Over-allotment Option is not exercised). The expenses of the Offering are estimated at approximately $700,000 and will be paid from the general funds of the Corporation. The net proceeds of the Offering will be used to partially finance certain of the Corporation’s previously disclosed growth opportunities, reduce amounts outstanding on the credit facilities of the Corporation and/or its subsidiary entities and for general corporate purposes.

CONSOLIDATED CAPITALIZATION

The following table sets forth the unaudited consolidated capitalization of the Corporation as at December 31, 2013 and June 30, 2014, and the unaudited pro forma consolidated capitalization of the Corporation as at June 30, 2014 after giving effect to the Offering and assuming all of the net proceeds from the Offering (after deducting the estimated expenses of the Offering) are applied to reduce amounts owing under the Corporation’s revolving credit facilities. The financial information set out below should be read in conjunction with the unaudited consolidated financial statements of the Corporation as at and for the six months ended June 30, 2014 incorporated by reference in this prospectus supplement and the notes thereto.

	As at December 31, 2013	As at June 30, 2014	As at June 30, 2014
Item (in thousands of dollars, other than the number of Common Shares outstanding)			after giving effect to material changes since June 30, 2014 (1)	after giving effect to material changes since June 30, 2014 and the Offering (5)
Revolving Credit Facilities(2)	210,190	188,614	315,237	171,885
Long-Term Debt, excluding Revolving Credit Facilities	1,045,398	1,200,646	1,200,462	1,200,462

	As at December 31, 2013	As at June 30, 2014	As at June 30, 2014
Item (in thousands of dollars, other than the number of Common Shares outstanding)			after giving effect to material changes since June 30, 2014 (1)	after giving effect to material changes since June 30, 2014 and the Offering (5)
Series C Preferred Shares (4)	18,805	18,786	18,512	18,512

Consolidated Indebtedness	1,274,393	1,408,046	1,534,212	1,390,860
Equity attributable to common shareholders(3)	838,761	887,091	887,091	1,101,143
Series A Preferred Shares	116,546	116,546	116,546	116,546
Series D Preferred Shares	—	97,261	97,261	97,261
Non-Controlling Interest	510,654	301,658	301,658	301,658

Total Equity	1,465,961	1,402,556	1,402,556	1,616,608

Total Capitalization	2,740,354	2,810,602	2,936,768	3,007,468

Notes:

(1)	Adjustments to total capitalization include $126.6 million of additional drawings on the Corporation’s and the Corporation’s subsidiaries credit facilities to fund capital expenditures, working capital requirements and other general uses.

(2)	Revolving credit facilities includes the senior credit facility of the Corporation, the senior credit facility of Algonquin Power Co. and the senior credit facility of a subsidiary of Liberty Utilities Co.

(3)	Equity attributable to Common Share shareholders as set forth in this table is equal to the book value of Common Shares, plus fully funded Subscription Receipts, plus additional paid-in capital, less accumulated other comprehensive loss, less accumulated deficit.

(4)	The Series C Preferred Shares are mandatorily redeemable in 2031 and have a contractual cumulative cash dividend paid quarterly until the date of redemption. Such shares are accounted for as liabilities on the Corporation’s consolidated financial statements.

(5)	After payment of the Underwriters’ fees of $6.0 million and the expenses of the Offering, estimated to be approximately $0.7 million, and assuming that the Over-allotment Option is not exercised. The net proceeds of the Offering of approximately $143.3 million will be used, among other things, to reduce amounts outstanding on the Corporation’s credit facilities and for general corporate purposes.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated September 8, 2014 (the “Underwriting Agreement”) between the Corporation and the Underwriters, the Corporation has agreed to issue and sell, and the Underwriters have agreed to purchase, as principals, on the Closing Date, 16,860,000 Common Shares offered hereby at the Offering Price of $8.90 per Common Share, payable in cash, subject to compliance with all the necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price and other terms of the Offering were determined by negotiation between the Underwriters and the Corporation.

The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, the Corporation will pay the Underwriters a fee of $0.356 per Common Share issued and sold by the Corporation as part of the Offering, for an aggregate fee payable by the Corporation of $6,002,160. The Underwriters’ fee is payable on the Closing Date.

The Corporation has granted to the Underwriters the Over-Allotment Option, exercisable at their sole discretion, in whole or in part, for a period of 30 days after the closing of the Offering, to purchase up to an additional 2,529,000 Common Shares on the same terms as set forth above for the purpose of covering all of the Underwriters’ over-allocation position, if any, and for market stabilization purposes. This prospectus supplement also qualifies the distribution of the Over-Allotment Option and the issuance of the Common Shares upon the exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Corporation has agreed that, subject to certain exceptions, it shall not issue or agree to issue any Common Shares or other securities convertible into, or exchangeable for, Common Shares prior to 90 days after the Closing Date without the prior consent of CIBC World Markets Inc. and TD Securities Inc., on behalf of the Underwriters, which consent shall not be unreasonably withheld.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution pursuant to the first mentioned exception. If, following the closing of the Offering, the market price of the Common Shares is below the Offering Price, the short position created by the over-allocation position in Common Shares may be filled through purchases in the market, creating upward pressure on the price of the Common Shares. Such transactions, if commenced, may be discontinued at any time.

The Underwriters propose to offer the Common Shares initially at the Offering Price specified above. After a reasonable effort has been made to sell all of the Common Shares at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Common Shares remaining unsold. Any such reduction will not affect the proceeds received by the Corporation.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. If one or more of the Underwriters fails to purchase its or their applicable percentages of the amount of Common Shares at Closing, the other Underwriter or Underwriters will have the right, but will not be obligated, to purchase on a pro rata basis all, but not less than all, of the Common Shares which would otherwise have been purchased by the Underwriter or Underwriters that fail to purchase. In the event that such right is not exercised, the Underwriter or Underwriters that are able and willing to purchase will be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of its or their ability and willingness to fulfill its or their obligations hereunder at the Closing. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, shareholders, agents and employees against certain liabilities and expenses.

The TSX has conditionally approved the listing of the Common Shares issuable under the Offering, including shares issuable under the Over-Allotment Option granted to the Underwriters. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX on or before December 5, 2014.

The Corporation and, if applicable, the Corporation’s agents or underwriters, reserve the right to reject any offer to purchase Common Shares in whole or in part. The Corporation also reserves the right to withdraw, cancel or modify the offering of Common Shares hereunder without notice.

The Common Shares have not been, and will not be, registered under the U.S. Securities Act. They are being sold only outside the United States to non-U.S. Persons (as those terms are defined under Regulation S under the U.S. Securities Act) and may not be reoffered, resold, pledged or otherwise transferred in the United States or to U.S. Persons except in compliance with the U.S. Securities Act or in transactions exempt therefrom or not subject thereto.

BOOK-ENTRY ONLY SYSTEM

Registration of interests in and transfers of the Common Shares will be made only through a book-entry only system administered by CDS. On or about September 16, 2014, the expected Closing Date, or on such later date as the Corporation and the Underwriters may agree, the Corporation will deliver to CDS certificates evidencing, or will make an electronic deposit to CDS of, the aggregate number of Common Shares subscribed for under the Offering. Common Shares must be purchased and transferred through a participant in CDS (a “CDS Participant”). All rights of an owner of Common Shares must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds Common Shares. Upon purchase of any Common Shares, the owner will receive only the customary confirmation. References in this prospectus supplement to a holder of Common Shares means, unless the context otherwise requires, the owner of the beneficial interest in such shares.

The ability of a beneficial owner of Common Shares to pledge the Common Shares or otherwise take action with respect to such owner’s interest in such shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS

The net proceeds of the Offering will be used to partially finance certain of the Corporation’s previously disclosed growth opportunities, reduce amounts outstanding on the credit facilities of the Corporation and/or its subsidiary entities and for general corporate purposes. See “Use of Proceeds”.

CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Scotia Capital Inc., Merrill Lynch Canada Inc. and Desjardins Securities Inc. are each, directly or indirectly, a wholly-owned or majority-owned subsidiaries of a Canadian chartered banks which are lenders (the “Lenders”) to the Corporation, Algonquin Power Co. (a trust of which the Corporation is the sole unitholder) and Liberty Utilities Co. (a subsidiary of the Corporation) under their respective revolving credit facilities. In addition, the Canadian chartered bank affiliates of BMO Nesbitt Burns Inc., CIBC World Markets Inc., TD Securities Inc. National Bank Financial Inc. and Scotia Capital Inc. are counterparties to derivative financial contracts held with Algonquin Power Co. for purposes or interest rate and currency risk management. Accordingly, the Corporation may be considered to be a connected issuer of each of these Underwriters under applicable securities legislation.

As of September 4, 2014 approximately $27.4 million, $178.6 million and U.S. $103.0 million has been drawn on the credit facilities of the Corporation, Algonquin Power Co. and Liberty Utilities Co., respectively. The Corporation, Algonquin Power Co. and Liberty Utilities Co. are in compliance with all material terms of the agreements governing the respective facilities.

The decision to distribute the Common Shares offered hereby and the determination of the terms of the distribution were made through negotiations primarily between the Corporation and CIBC World Markets Inc. and TD Securities Inc. on their own behalf and on behalf of the other Underwriters. The respective Lenders under the credit facilities of the Corporation, Algonquin Power Co. and Liberty Utilities Co. did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the Offering, each of CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Scotia Capital Inc., Merrill Lynch Canada Inc. and Desjardins Securities Inc. will receive its share of the Underwriters’ fee.

TRADING PRICES AND VOLUMES

Common Shares

The outstanding Common Shares are traded on the TSX under the trading symbol “AQN”. The following table sets forth the high and low price for, and the volume of trading in, the Common Shares for the periods indicated, based on information obtained from the TSX.

	Price ($)
Month	High	Low	Trading Volume
2013
August	7.00	6.42	8,711,595
September	6.83	6.16	13,869,430
October	6.89	5.96	15,077,261
November	6.94	6.52	13,744,317
December	7.47	6.81	8,776,252
2014
January	7.43	7.04	9,079,681
February	7.45	7.08	4,992,128
March	7.98	7.11	9,409,715
April	7.95	7.51	4,102,203
May	8.25	7.82	8,473,848
June	8.28	7.99	6,788,599
July	8.25	7.96	5,871,277
August	9.10	8.06	5,167,304
September 1-5	9.13	8.79	1,690,513

PRIOR SALES

During the 12 months preceding the date of this prospectus supplement, the Corporation issued the following Common Shares and securities convertible into Common Shares:

Share and Option Grants

On May 13, 2014, the Corporation issued 970,000 options under its stock option plan at an exercise price of $7.95 per stock option. Other than these options, the Corporation did not issue any other options during the 12 month period preceding the date of this prospectus supplement. During the 12 month period preceding the date of this prospectus supplement, the Corporation issued 87,687 Common Shares pursuant to its employee stock purchase plan at a weighted average issue price of $7.22 per Common Share.

Performance Share Unit / Restricted Share Unit Plan

During the 12 month period preceding the date of this prospectus supplement, the Corporation granted the following performance share units and restricted share units under its Performance/Restricted Share Unit Plan for employees of the Corporation and its and its participating affiliates.

Month Issued	Number of Units
September 2013	419
December 2013	598
March 2014	481
June 2014	449

Under the Performance and Restricted Share Unit Plan, the Corporation has the option to pay vested performance and restricted share units in cash, Common Shares purchased on the market or in common shares issued from treasury. If vested performance share units or restricted share units are paid in shares, the participant would receive one Common Share for each whole vested performance share unit or restricted share unit.

Directors’ Deferred Share Unit Plan

During the 12 month period preceding the date of this prospectus supplement, the Corporation granted the following deferred share units under its Directors’ Deferred Share Unit Plan to non-employee directors of the Company.

Month Issued	Number of Units
September 2013	6,743.80
December 2013	6,200.91
March 2014	8,287.38
June 2014	10,416.63

Under the Directors’ Deferred Share Plan, non-employee directors of the Corporation may elect annually to receive all or any portion of their compensation in deferred share units in lieu of cash compensation. The Directors Deferred Share Plan provides for settlement in cash or shares at the election of the Corporation.

Dividend Reinvestment Plan

During the 12 month period preceding the date of this prospectus supplement, the following number of Common Shares were issued from treasury pursuant to the Corporation’s dividend reinvestment plan at the average price per Common Share and month indicated below:

Month of Issue	Number of Shares	Price per Share ($)
October 2013	688,886	5.83
January 2014	501,818	7.31
April 2014	581,606	7.28
July 2014	514,289	7.67

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Bennett Jones LLP, counsel to the Underwriters, the Common Shares offered hereby, if issued on the date hereof, would be, on such date, qualified investments under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan or a tax-free savings account (“TFSA”).

Notwithstanding the foregoing, if the Common Shares are a “prohibited investment” for a trust governed by a TFSA, an RRSP or an RRIF, the holder of such TFSA or the annuitant of such RRSP or RRIF, as the case may be, that holds Common Shares will be subject to a penalty tax as set out in the Tax Act. The Common Shares will not be a prohibited investment for a trust governed by a TFSA, RRSP or RRIF provided the holder or annuitant thereof, as the case may be, (i) deals at arm’s length with the Corporation for purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Corporation. Generally, a holder or annuitant will have a significant interest in the Corporation if the holder or annuitant and/or persons or partnerships not dealing at arm’s length with the holder or annuitant own directly or indirectly 10% or more of the issued shares of any class of the capital stock of the Corporation or any corporation related to the Corporation within the meaning of the Tax Act. In addition, the Common Shares will not be a prohibited investment if such Common Shares are “excluded property” (as defined in the Tax Act) for trusts governed by a TFSA, RRSP or RRIF.

Prospective investors who intend to hold Common Shares in their TFSA, RRSP or RRIF should consult their own tax advisors regarding their particular circumstances.

RISK FACTORS

An investment in the Common Shares is subject to certain risks. In addition to the risks described herein, reference is made to the section entitled “Risk Factors” in the AIF and “Treasury Risk Management” and “Operational Risk Management” in the 2013 MD&A and to the risks disclosed in other documents incorporated by reference herein. Such risk factors could have a materially adverse effect on the future results of operations, business prospects or financial condition of the Corporation, and could cause actual events to differ materially from those described in forward-looking statements.

Additional risks and uncertainties not presently known to the Corporation, or which the Corporation currently deems to be immaterial, may also have an adverse effect upon the Corporation.

Discretion in the Use of Proceeds

Management of the Corporation will have discretion concerning the use of proceeds of the Offering as well as the timing of their expenditures. As a result, investors will be relying on the judgment of management as to the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation’s results of operations may suffer.

Future Sales or Issuances of Securities

The Corporation may sell additional Common Shares or other securities in subsequent offerings. The Corporation may also issue additional securities to finance future activities. The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

Subscription Receipts to be issued to Emera

See “Recent Developments – Private Placement of Subscription Receipts to Emera Inc.”

INTERESTS OF EXPERTS

Certain legal matters in connection with the Offering hereunder will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Bennett Jones LLP. As at the date hereof, the partners and associates of Blake, Cassels & Graydon LLP and the partners and associates of Bennett Jones LLP, each as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

KPMG LLP, auditors of the Corporation until March 28, 2013, have confirmed they were independent with respect to the Corporation for the period they were the auditors of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

Ernst & Young LLP, auditors of the Corporation effective March 28, 2013, have confirmed they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario).

AUDITORS AND REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 222 Bay Street, P. O. Box 251, Toronto, Ontario.

The registrar and transfer agent for the Common Shares is CST Trust Company, at its principal office in Toronto, Ontario.

AGENT FOR SERVICE OF PROCESS IN CANADA

Masheed Saidi, a director of the Corporation, resides outside of Canada. Ms. Saidi has appointed Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario L6H 7H7 as her agent for service of process in Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE UNDERWRITERS

Dated: September 8, 2014

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada.

(Signed) DAVID WILLIAMS	(Signed) JOHN KROEKER
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(Signed) GREG PETIT	(Signed) IAIN WATSON	(Signed) KYLE WALKER	(Signed) THOMAS I. KURFURST
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	(Signed) ALAN POLAK	(Signed) STEFAN COOLICAN
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